                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                        American Medical Holdings, Inc.
                               (Name of Issuer)

                    Common Stock, $.10 par value per share
                        (Title of Class of Securities)

                                  027428 10 1
                                (CUSIP Number)

                                Melvyn N. Klein
                             GKH Investments, L.P.
                            200 West Madison Street
                            Chicago, Illinois 60606
                                (312) 750-8477
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 1, 1995
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 4 pages

1.   NAME OF REPORTING PERSON

            GKH Investments, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [ X ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

            Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


NUMBER              7.    SOLE VOTING POWER
OF                              -0-
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                        -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                          -0-
WITH
                    10.   SHARED DISPOSITIVE POWER
                                -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            -0-

14.   TYPE OF REPORTING PERSON

            PN



                             Page 2 of 4 Pages

ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN
- --------------------------------------------

      Unless otherwise defined, all capitalized terms used herein shall have the meanings assigned to them in the Amended and Restated Statement on
Schedule 13D dated October 10, 1994 (the "Amended and Restated Statement") previously filed on behalf of the Fund, as Amendment No. 3 to the Fund's Statement on Schedule 13D dated August 22, 1991, as amended by Amendment No. 1 thereto dated September 30, 1991 and Amendment No. 2 thereto dated December 2, 1991.



Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      The Merger became effective on March 1, 1995, and, in accordance therewith, each outstanding share of Common Stock (other than those shares held by Company stockholders who elected appraisal rights and shares held by NME and its subsidiaries) was converted into the right to receive (i) 0.42 shares of common stock, par value $0.075 per share ("NME Common Stock"), of NME and (ii) $19.00 in cash. Accordingly, the Fund received (i) 10,382,050 shares of NME Common Stock and (ii) $469,664,192 in cash. As a result of the Merger, the Fund ceased to own any shares of Common Stock.

      Pursuant to the Merger, the 934,596 shares of Common Stock held by GKHPL were converted into the right to receive (i) 392,530 shares of NME Common Stock and (ii) $17,757,324 in cash. Accordingly, as of March 1, 1995, GKHPL ceased to own any shares of Common Stock.

      Except as described herein, during the past 60 days, neither the Fund nor, to the best of the Fund's knowledge, any of the persons set forth in Exhibit A hereof, has effected any transactions in the Common Stock.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
            ---------------------------------------------------------------

      As a result of the Merger, the Amended and Restated Stockholders' Agreement and the Stockholder Voting and Profit Sharing Agreement terminated pursuant to their respective terms.














                             Page 3 of 4 Pages
(PAGE>


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1995.

                                    GKH INVESTMENTS, L.P., a Delaware limited partnership

                                    By:  GKH Partners, L.P., its
                                        general partner

                                    By: HGM Associates Limited
                                        Partnership, a general partner

                                        By:  HGM Corporation, its general
                                             partner


                                        By:    /s/ Harold S. Handelsman
                                             --------------------------
                                             Harold S. Handelsman,
                                             Vice President
































                             Page 4 of 4 pages